June 27, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Cheryl Brown
Irene Barberena-Meissner
Mark Wojciechowski
John Cannarella

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-271050) of Kodiak Gas Services, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 3:30 p.m., Eastern Time, on June 28, 2023, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated June 20, 2023, through the date hereof:

Preliminary Prospectus dated June 20, 2023

2,102 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.
As Representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
Name: Charles Park
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Brash
Name: Lucy Brash
Title: Executive Director

BARCLAYS CAPITAL INC.

By:	/s/ Amit Chandra
Name: Amit Chandra
Title: Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER